Filed by Targa Resources Corp.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Targa Resources Partners LP

Commission File No.: 001-33303

This filing relates to a proposed business combination involving Targa Resources Corp. and Targa Resources Partners LP.

Targa Resources All Employee Meeting Year End Review December 3, 2015

Today’s Discussion 2 Accomplishments for 2015 Current Environment and Outlook for 2016 Implications for Targa Q & A

2015
Accomplishments
–
A
Good
Year
in
a
Tough
Environment

A Brief Summary . . .
Excellent execution across our businesses, substantially offsetting impacts of commodity prices well below beginning of year expectations
Field G&P and export volumes exceeding initial 2015 expectations
Significant operating cost and G&A savings relative to budgets
Hitting early 2015 public guidance for 2015 distribution and dividend growth
Disciplined and proactive management of our financial position—balance sheet, liquidity, capital formation
Successful closing of the Atlas Mergers early in the year, and excellent coordination and execution with talented employees joining the Targa team
Investing in our business growth
Capital efficiency with over $700 million of 2015 growth capex—CBF Train 5 in progress; Little
Missouri
plant
start-up;
interconnection
of
Sand
Hills,
WestTX
and
SAOU;
Raptor
(SouthTX)
and
Buffalo Plant (WestTX) in progress
Development project backlog of over $4 billion across our businesses
Continued strong record and industry leadership on safety and in environmental and regulatory compliance

2015
Accomplishments
–
Transactions
Supporting
Targa
Progress

A Brief Summary . . .
January
Issued $1.1 billion of 5% Senior Notes due 2018
February
Completed a tender for over $1.1 billion of Atlas Pipeline Partners, L.P. notes
Completed acquisitions of Atlas Pipeline Partners, L.P. and Atlas Energy, L.P.
March
Raised $336 million at TRC via an equity offering
May
Completed exchange of $342 million of Atlas Pipeline Partners, L.P.
6 5/8% Notes, issuing TRP Notes
September
Issued $600 million of 6.75% Senior Notes due 2024
October
Announced joint venture with Sanchez Energy to build 200 MMcf/d plant and high pressure gathering lines ($125 million of Targa capex expected)
Raised $124 million at TRP through issuance of 9% Series A Preferred Units
November
Announced TRC is acquiring TRP in a transaction expected to close in Q1 2016

Early Holiday Bonus*

Early Holiday Bonus
Cash award paid or deposited
to your account about
December 4
th
Generally lower levels than
recent years
$1000 before tax for almost
all employees
Lesser amounts if not employed for
full year
Excludes all officers
If a bonus is paid, this
amount will be a portion of
your total awarded bonus
Related Messages
We have done well against the 2015
business
priorities
–
Thank
You
As you are aware, the current industry
environment presents challenges to our
customers, to Targa and to our
investors
The outlook for 2016 continues to be
one of low prices and weak industry
fundamentals
In this difficult environment, we are
reviewing with the Board whether we
will pay bonuses … if so, they will be at
levels lower than recent years
Nonetheless, management, with Board
support, has approved a cash award to
be paid before the holidays
*  Letter should arrive at your home address
about December 4, describing bonus and
related messages

Today’s Discussion 6 Accomplishments for 2015 Current Environment and Outlook for 2016 Implications for Targa Q & A

Alerian MLP Index (Tot. Return)
Energy Sector (XLE)
Utilities Sector (XLU)
REITs (RMZ)
Exploration and Production (EPX)
400%
350%
300%
250%
200%
150%
100%
50%
0%
Jan-06
Jul-06
Feb-07
Aug-07
Mar-08
Sep-08
Apr-09
Nov-09
May-10
Dec-10
Jun-11
Jan-12
Jul-12
Feb-13
Sep-13
Mar-14
Oct-14
Apr-15
Nov-15

TARGA

Energy Markets – Performance (2006 to Present) 7 Source: Bloomberg, Citigroup

$120
$110
$100
$90
$80
$70
$60
$50
$40
$30
Dec-12
Mar-13
May-13
Jul-13
Sep-13
Nov-13
Jan-14
Mar-14
Jun-14
Aug-14
Oct-14
Dec-14
Feb-15
Apr-15
Jun-15
Sep-15
Nov-15

$6.25
$5.75
$5.25
$4.75
$4.25
$3.75
$3.25
$2.75
$2.25
$1.75
Dec-12
Mar-13
May-13
Jul-13
Sep-13
Nov-13
Jan-14
Mar-14
Jun-14
Aug-14
Oct-14
Dec-14
Feb-15
Apr-15
Jun-15
Sep-15
Nov-15

$1.30
$1.20
$1.10
$1.00
$0.90
$0.80
$0.70
$0.60
$0.50
$0.40
$0.30
Dec-12
Mar-13
May-13
Jul-13
Sep-13
Nov-13
Jan-14
Mar-14
Jun-14
Aug-14
Oct-14
Dec-14
Feb-15
Apr-15
Jun-15
Sep-15
Nov-15

TARGA

Commodity Price Performance

Crude Oil, $/Bbl
Natural Gas, $/MMBtu
Average Targa Field G&P NGL Bbl, $/gal
Note: Targa’s composite NGL barrel above comprised of 37% ethane, 35% propane, 6% iso-butane, 12% normal butane, and 10% natural gasoline

Oil Production (bpd)
Rig Count
Oil Production (bpd)
Rig Count
0
50
100
150
200
250
300
350
400
0
100
200
300
400
500
600
Jan-09
Jun-09
Nov-09
Apr-10
Sep-10
Feb-11
Jul-11
Dec-11
May-12
Oct-12
Mar-13
Aug-13
Jan-14
Jun-14
Nov-14
Apr-15
Sep-15

Oil Production (bpd)
Rig Count
Oil Production (bpd)
Rig Count
0
100
200
300
400
500
600
700
800
0
50
100
150
200
250
Jan-09
Jun-09
Nov-09
Apr-10
Sep-10
Feb-11
Jul-11
Dec-11
May-12
Oct-12
Mar-13
Aug-13
Jan-14
Jun-14
Nov-14
Apr-15
Sep-15

Oil Production (bpd)
Rig Count
Oil Production (bpd)
Rig Count
0
100
200
300
400
500
600
700
800
900
0
50
100
150
200
250
300
Jan-09
Jun-09
Nov-09
Apr-10
Sep-10
Feb-11
Jul-11
Dec-11
May-12
Oct-12
Mar-13
Aug-13
Jan-14
Jun-14
Nov-14
Apr-15
Sep-15

TARGA

Activity Levels – Oil Drilling and Productivity by Well 9 Permian Bakken Eagle Ford (1) Source: EIA and Morgan Stanley

Today’s Discussion 10 Accomplishments for 2015 Current Environment and Outlook for 2016 Implications for Targa Q & A

11 Targa Team

Capital
Investment
Efficiency
Capital spending focused on efficiently meeting customer needs
Spending may be delayed/deferred to reflect lower activity levels, especially in Field G&P
Projects with greater cash flow certainty likely to proceed
Increased
Cost
Management
Apply lessons learned in prior commodity price cycles to reduce costs
Capture identified and not yet identified savings opportunities associated with recent mergers
Use additional workforce supply to hire selected permanent positions, improve skills and reduce overtime/contractor costs
Strong positioning in leading G&P basins and Downstream markets creates opportunities
U.S. position as a long-term low cost producer of hydrocarbons creates continued export services opportunities
Larger asset base post merger will create additional opportunities
Fee-based margin provides cash flow stability
4.0x Debt/EBITDA at end of Q3 2015
Continue to fund growth capital with mix of debt and equity
Continue to
Identify and
Capture
Opportunities
Preserve and
Improve
Balance Sheet
Strategic Focus

Historical
Consensus Pricing
Price Sensitivity
$100
$90
$80
$70
$60
$50
$40
$30
Aug-14
Nov-14
Feb-15
May-15
Aug-15
Nov-15
Feb-16
May-16
Aug-16
Nov-16
Feb-17
May-17
Aug-17
Nov-17
Feb-18
May-18
Aug-18
Nov-18

Historical
Consensus Pricing
Price Sensitivity
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
Aug-14
Nov-14
Feb-15
May-15
Aug-15
Nov-15
Feb-16
May-16
Aug-16
Nov-16
Feb-17
May-17
Aug-17
Nov-17
Feb-18
May-18
Aug-18
Nov-18

Historical
Consensus Pricing
Price Sensitivity
$1.00
$0.90
$0.80
$0.70
$0.60
$0.50
$0.40
$0.30
Aug-14
Nov-14
Feb-15
May-15
Aug-15
Nov-15
Feb-16
May-16
Aug-16
Nov-16
Feb-17
May-17
Aug-17
Nov-17
Feb-18
May-18
Aug-18
Nov-18

TARGA

Illustrative Price Scenarios
(1)
Note: Targa’s composite NGL barrel comprises 37% ethane, 35% propane, 6% iso-butane, 12% normal butane, and 10% natural gasoline
Crude Oil, $/Bbl
Natural Gas, $/MMBtu
Average Targa Field G&P NGL Bbl, $/gal

Transaction Overview
Targa Resources Corp. (NYSE: TRGP; “TRC” or the “Company”) has executed a definitive agreement to acquire all of the outstanding common units of Targa Resources Partners LP
(NYSE: NGLS; “TRP” or the “Partnership”) not already owned by TRC
TRP common unitholders will receive 0.62 of a TRC share for each TRP common unit
All existing debt remains at TRP and Series A preferred units at TRP remain outstanding
Transaction is expected to close in Q1 2016, subject to customary closing conditions
HSR early termination already received
(1)
Taxes paid will vary depending on individual common unitholder attributes
Transaction expected to provide both immediate and long-term benefits to Targa’s investors

(1)
Based on Consensus Pricing case, consistent with scenario shown to Targa’s respective Boards to be provided in proxy materials.

Positioning Targa for Continued Long-Term Success
Stronger
Long-Term Growth
Outlook
Immediately accretive to TRC shareholders
Transaction allows Targa to continue to invest in high-return growth projects
Better positioned for “lower for longer” environment in downside cases
Enhanced upside potential in price recovery cases
Expected cumulative incremental coverage of over $400 million through 2018
(1)
Increased coverage supports dividend growth outlook, while reducing external financing needs
Expected dividend coverage greater than 1.05x through 2018
(1)
Reduces leverage and expected to improve metrics over time
C-Corp structure with $9 billion pro forma market capitalization should attract broader universe of investors
Deeper pool of capital available to finance growth
One public entity structure with simplified governance
Improved Coverage
and Credit Profile
Simplified
Structure
Improved Cost of
Capital
Elimination of IDRs provides immediate cost of capital improvement
Lower cost of equity improves competitive position for expansion and acquisition opportunities
Tax attributes of combination lowers TRC’s cash taxes

$3.56
$4.10
$4.39
$4.81
$3.00
$3.50
$4.00
$4.50
$5.00
$5.50
2015
2016
2017
2018
0.91x
0.90x
0.92x
1.13x
1.10x
1.05x
–
0.20x
0.40x
0.60x
0.80x
1.00x
1.20x
1.40x
2016
2017
2018
Coverage –
Consensus Pricing
(1)
Pro Forma:
Strong pro forma
dividend growth
compared to current flat
TRP distribution outlook
15% expected dividend
growth in 2016
Over 10% estimated
dividend CAGR from
2015 to 2018
~0.2x average
improvement in pro
forma coverage
Stronger coverage
improves capital access
and supports dividend
growth outlook
TRP Standalone:
EBITDA growth offset by
lower hedge settlements,
IDR giveback roll-off and
growing interest expense
from coverage shortfall
Results in relatively flat
coverage at $3.30
distribution per unit
Standalone
Incremental
Coverage
Pro Forma

TRC Pro Forma Dividends per Share
–
Consensus Pricing
(1)
Over $400 million of cumulative incremental coverage
2016 to 2018
(1)
Consistent with scenarios shown to Targa’s respective Boards to be provided in proxy materials
Note: In this scenario, Targa expects $554.5 million of growth capex in 2016, $600 million in 2017 and $600 million in 2018
2016
2017
2018
Consensus Pricing
Targa BBL Wtd. Avg. ($/Gal)
$0.51
$0.66
$0.71
Henry Hub Natural Gas ($/MMBtu)
$3.25
$3.53
$3.67
WTI Crude Oil ($/Bbl)
$54.99
$63.32
$70.29
Improved Dividend Growth and Coverage

4.4x
4.5x
4.5x
4.3x
4.3x
4.3x
3.0x
3.5x
4.0x
4.5x
5.0x
5.5x
2016
2017
2018
TRP Compliance Leverage –
Consensus Pricing
(1)
TRP’s existing debt
remains outstanding
TRP will continue as a
reporting entity
TRP will continue to have
flexibility under its
leverage compliance
covenant (remains 5.5x)
TRP leverage profile
improves over time
through increased
retained cash flow
Consolidated Leverage –
Consensus Pricing
(1)
Standalone
Pro Forma

Targa is not subject to a
compliance covenant for
consolidated leverage
Targa enterprise leverage
improves as well
Standalone
Pro Forma
TRP Compliance
Covenant
(1)
Consistent with scenarios shown to Targa’s respective Boards to be provided in proxy materials
Improved Credit Profile
5.1x
5.1x
5.1x
5.0x
4.9x
4.8x
3.0x
3.5x
4.0x
4.5x
5.0x
5.5x
2016
2017
2018

0.86x
0.80x
0.76x
1.11x
1.05x
1.00x
–
0.20x
0.40x
0.60x
0.80x
1.00x
1.20x
1.40x
2016
2017
2018
$3.56
$3.92
$3.99
$4.05
$3.00
$3.50
$4.00
$4.50
2015
2016
2017
2018
Better Positioned in Lower Commodity Price Environments
Coverage –
Price Sensitivity
(1)
Pro Forma:
Dividend growth with
positive coverage even in
lower price scenario
~10% expected
dividend growth in
2016
Modest growth
thereafter
Pro forma coverage
improves ~0.2x on
average
Increased retained cash
flow improves leverage
TRP Standalone:
Flat EBITDA profile offset
by IDR giveback roll-off
and growing interest
expense from coverage
shortfall
Results in declining
coverage at $3.30
distribution per unit

TRC Pro Forma Dividends per Share –
Price Sensitivity
(1)
2016
2017
2018
Price Sensitivity
Targa BBL Wtd. Avg. ($/Gal)
$0.45
$0.51
$0.53
Henry Hub Natural Gas ($/MMBtu)
$3.00
$3.00
$3.05
WTI Crude Oil ($/Bbl)
$47.00
$53.00
$55.00
Standalone
Incremental
Coverage
Pro Forma
Over $600 million of cumulative incremental coverage
2016 to 2018
(1)
Consistent with scenarios shown to Targa’s respective Boards to be provided in proxy materials
Note: In this scenario, Targa expects $554.5 million of growth capex in 2016, $399.6 million in 2017 and $224.5 million in 2018

5.3x
5.4x
5.8x
5.2x
5.2x
5.3x
3.0x
3.5x
4.0x
4.5x
5.0x
5.5x
6.0x
2016
2017
2018
4.6x
4.8x
5.2x
4.5x
4.5x
4.7x
3.0x
3.5x
4.0x
4.5x
5.0x
5.5x
2016
2017
2018
Better Positioned in Lower Commodity Price Environments
TRP Compliance Leverage –
Price Sensitivity
(1)
Consolidated Leverage –
Price Sensitivity
(1)

Targa is not subject to a
compliance covenant for
consolidated leverage
Targa enterprise leverage
improves as well
TRP Compliance
Covenant
Standalone
Pro Forma
Standalone
Pro Forma
(1)
Consistent with scenarios shown to Targa’s respective Boards to be provided in proxy materials
TRP’s existing debt
remains outstanding
TRP will continue as a
reporting entity
TRP will continue to have
flexibility under its
leverage compliance
covenant (remains 5.5x)
TRP leverage profile
improves over time
through increased
retained cash flow

BADLANDS
NORTH DAKOTA
Bakken Shale
KANSAS
LEGEND
GAS GATHERING LINES
CRUDE GATHERING LINES
NGL LINES
LOGISTICS ASSETS
WHOLESALE TERMINAL
HEADQUARTERS
COMMERCIAL OFFICE
FRACTIONATOR
FRACTIONATOR w/GAS PLANT
GAS PLANT
PROPOSED SANCHEZ JV GAS PLANT
BUFFALO GAS PLANT
CRUDE TERMINAL
ILLINOIS
Mississippi Lime
WESTOK
Granite Wash
Woodford
OKLAHOMA
TENNESSEE
NEW MEXICO
Woodford-Caney
Fayetteville
SCOOP
ARKANSAS
PERMIAN WEST
SOUTHOK
Versado
Bend
NORTH TEXAS
Bone Spring & Delaware
PERMIAN EAST
MISSISSIPPI
Cline
Avalon-Bone Spring
Barnett
Haynesville-Bossier
Wolfberry
LOUISIANA
Barnett-Woodford
Tuscaloosa
Sand Hills
WestTX
SAOU
TEXAS
Lower Wilcox
Austin Chalk
SOUTHTX
Eagle Ford

TARGA

Future Growth –
Projects in Progress and Under Development
Pro Forma Targa Well Positioned to Capitalize on Opportunity-Rich Environment
2016 growth capex of
approximately $600 million,
including the following:
CBF Train 5
200 MMcf/d Buffalo Plant in
WestTX
200 MMcf/d La Salle County Plant
in SouthTX
Additional G&P expansions in
Versado and Badlands
Targa has over $4 billion of
projects under development
Demand for additional
infrastructure across all areas of
operations continues, with current
environment resulting in
acceleration of need for some
projects and delay for others
Representative projects include
natural gas processing plants,
natural gas and crude gathering
lines and associated
infrastructure, fractionation, NGL
storage and export projects

What can you do? 21 Flexibility Cost control Capital expenditure efficiency Teamwork What are your other ideas?

Today’s Discussion 22 Accomplishments for 2015 Current Environment and Outlook for 2016 Implications for Targa Q & A